

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Thomas Vecchiolla
Chief Executive Officer
First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

> **Re: First Light Acquisition Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 9, 2023**
> **File No. 333-269705**

Dear Thomas Vecchiolla:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4, filed May 9, 2023

Questions and Answers About the Proposals, page 12

1. We note your revised disclosure on page 38. Please revise this section, where appropriate, to add a Q&A reflecting your disclosure on page 38 that the parties could waive the Minimum Cash Condition and discussing the Company's potential liquidity position following the Business Combination at the redemption levels set forth in your sensitivity analysis.

Background of the Business Combination, page 117

2. We note your statement that FLAG management explored ideas other than Calidi with Guggenheim. Please revise to clarify what relationship existed between Guggenheim and FLAG after the close of the IPO, including any financial or merger-related advisory

services conducted by Guggenheim and whether Guggenheim was involved in the selection of Calidi as a potential merger target. To the extent Guggenheim was not involved in the selection of Calidi as a business combination target, please revise to disclose when Guggenheim ceased its involvement in consultations regarding FLAG's initial business combination.

Please also disclose whether Guggenheim provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Guggenheim was waiving deferred fees, despite already completing their services, please indicate so in your registration statement.

General

3.   We note that your disclosure throughout the proxy statement/prospectus references a PIPE Investment expected to occur concurrently with the consummation of the Business Combination. Please revise your proxy statement/prospectus to disclose the material terms of the PIPE Investment. Alternatively, please advise.

        You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Corey R. Chivers, Esq.